Community. Driven. Banking.



2012 Summary Annual Report

HF FINANCIAL CORP.



$1.2 Billion in Assets

Headquartered in Sioux Falls, S.D., HF Financial Corp. (HFFC), was formed in November 1991 for the purpose of owning all of the outstanding stock of Home Federal Bank, our principal banking subsidiary, which was originally chartered in 1929. Home Federal Bank provides full-service personal banking, business and agricultural banking, and wealth management, including an array of financial products and services, to meet the needs of our marketplace. Home Federal Bank has 28 branch offices in 19 communities throughout eastern South Dakota and one location in Marshall, Minnesota. The Company also operates a branch in the Twin Cities market as Infinia Bank, a Division of Home Federal Bank of South Dakota.

In fiscal 2012, HF Financial Corp. reported our 20th consecutive year of earnings: $5.2 million or $0.74 per diluted share in fiscal 2012, on 7.0 million shares outstanding. HFFC reported deposit growth, strong capital, and uninterrupted dividends.

Financial highlights for the year included:

- Risk-based capital increased to 15.87 percent at June 30, 2012 from 13.28 percent at June 30, 2011.
- Asset quality improved with nonperforming assets declining to 1.49 percent of total assets from 3.12 percent in the prior year.
- 16.8 percent increase in non-certificate deposits over the past year.
- Continued to return capital to investors with quarterly dividends totaling $0.45 per common share for 2012.


Assets (in millions)
1500
1200
900
600
300
0
$1,104
$1,177
$1,253
$1,194
$1,193
2008
2009
2010
2011
2012


Deposits (in millions)
1000
800
600
400
200
0
$784
$838
$914
$893
$894
2008
2009
2010
2011
2012

Abbreviated Financial Highlights:

(in thousands)	2012	2011	2010	2009	2008
Interest and Dividend Income	$47,211	$54,411	$57,354	$60,688	$63,174
Interest Expense	13,563	17,077	20,681	25,359	33,298
Net Interest Income	33,648	37,334	36,673	35,329	29,876
Net Interest Income after Provision for Loan and Lease Losses	31,878	28,718	33,723	33,650	27,882
Noninterest Income	12,895	8,874	11,014	12,602	11,333
Noninterest Expense	37,115	37,144	36,036	34,566	30,606
Income Before Taxes	7,658	448	8,701	11,686	8,609
Net Income	5,165	679	5,745	7,816	5,843
Earnings Per Common Share (diluted)	0.74	$0.10	$1.00	$1.61	$1.45

To Our Shareholders

September 11, 2012

The past year has been one of energy, progression and transformation for HF Financial Corp., and our core philosophy of community-driven banking remains steadfast. Internally, our management and employees have been focused on three fundamentals: realigning, repositioning and reinvesting.

As you read through this summary annual report, I will give you an inside glimpse of where we've been, what we accomplished and where we're headed for fiscal year 2013 and beyond. It's been an exciting journey of discovery and I can confidently say HF Financial Corp. is strategically poised to continue delivering shareholder value and consistent performance.

Financial Highlights of 2012

Our primary goals for our investors are the creation of net income growth and return on equity. HF Financial Corp. has had the good fortune and foresight to maintain profitability since going public in 1992. HFFC has experienced steady growth from year to year and our stockholders have received uninterrupted cash dividends for 20 years.

More Than Eighty Years of Community Banking

Our home mortgage business line finished 2012 with near record levels for mortgage originations. We also increased revenue in our Trust department through steady overall market recovery and the addition of new products to serve customers seeking wealth-management services.

Our capital ratios are very strong, far exceeding regulatory guidelines for well-capitalized financial institutions, while our liquidity remains strong.

Our priority this year was on improving asset quality, and we accomplished that goal by reducing nonperforming assets by more than 50% to 1.49% from 3.12%. In doing so, we've improved credit quality and our earnings. Our commercial and agriculture banking areas saw a decline in overall portfolio balances. Decreases were attibutable in part to proactive problem loan resolutions, as well as competitive pressures for long-term financing.

continued on page 5

HF Financial Corp. - Total Return (%)


HFFC (+636.90%)
SNL US Bank and Thrift (+366.90%)

HF Financial Corp. - Dividend Yield (%)


HFFC
SNL US Bank and Thrift



Stephen M. Bianchi
President and
Chief Executive Officer

HF Financial Corp.

20 Years of Consistent Cash Dividends


0.5
0.4
0.3
0.2
0.1
0.0
$.11
$.14
$.16
$.18
$.20
$.23
$.31
$.33
$.35
$.36
$.38
$.39
$.40
$.41
$.42
$.43
$.45
$.45
$.45
$.45
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

* Note Forward Looking Statements on page 13.

Realigning

We began our restructuring phase with the realignment of our senior management. The net result of these changes is a more efficient and focused company. Our organization is now streamlined with clear and deliberate functional areas, appropriate empowerment and accountability, and increased commitment to better serve our customers.

In October, I completed personal visits to all of the branch offices of our subsidiary Home Federal Bank, to meet the employees, get a real-time view for the opportunities and challenges of each individual market, and gather insights for the continued focus on optimizing growth opportunities, efficiency, and profitability for our organization.

Eliminating Redundancy

As a result of those visits, our senior management team determined that the closing of six of our branches was necessary to eliminate redundancy. In some of these communities, Home Federal had opened in-store branches with regional grocery-store chains. After recognizing the financial needs and growth potential in these communities, brick and mortar banks were later established, thereby making the in-store locations convenient for our customers, but redundant from an operations standpoint. Although the decision to close branches is never easy, our employees and customers recognized the need for prudence in these difficult economic times.

Our expansion in fiscal year 2011 into the Minneapolis market with the addition of our Infinia Bank location, a Division of Home Federal Bank of South Dakota, is proving to be on track strategically. This branch offers business and commercial banking plus a full range of other banking products and services, and continues to demonstrate positive performance supporting the overall success of HF Financial Corp.

Inspired by a Sense of Unity

When reviewing the activities of fiscal year 2012, I am inspired and proud of the passionate commitment and driven work ethic I witnessed among our employees as we rolled up our sleeves to tackle challenges and opportunities this past year. I am honored to be able to lead the Home Federal organization, where each day I see firsthand how personal integrity, dedication and perseverance comes together to create a professional family of colleagues.

This sense of unity reinforces the strong relationships—with one another and with our customers—upon which we have been able to build our foundation of community-driven banking. I see unrivaled loyalty from our customers that remains intact, even when they experience changes in the economy and in our organization. To me, this speaks highly of the heritage and strength of our organization.

Well Diversified Lending


1.4%
4.2%
7.1%
2.7%
6.3%
8.7%
4.0%
9.2%
13.1%
7.5%
0.2%
8.1%
5.6%
4.3%
4.1%
0.7%
6.5%
3.2%
1.5%
1.6%

Commercial and Agriculture Portfolio - $522 million

Public Administration & Other Services	7.1%
Other	6.3%
Agriculture - Other	4.0%
Agriculture - Cash Grain	9.2%
Agriculture - Beef	7.5%
Agriculture - Swine	0.2%
Agriculture - Dairy	5.6%
Constr - Other	4.1%
Constr - New Single Family	1.6%
Constr - Land Subdivision	1.5%
Manufacturing	3.2%
Retail Wholesale Trade	6.5%
Finance & Ins.	0.7%
RE - Other	4.3%
RE - Multi-Fam.	8.1%
RE - Owner Occupied	13.1%
RE - Non-Owner Occupied	8.7%
Health Care & Social Assist	2.7%
Hospitality - Other	1.4%
Hospitality - Hotels	4.2%

Repositioning

The repositioning process continued in 2012 with an aggressive posture detailed and directed toward specific lines of business. We needed to concentrate on what makes community banks like ours even more successful.

When faced with the task of improving profitability, many larger counterparts in the investment world rely solely on numbers in reports to guide business decisions. At Home Federal, the inherent strength of being a community-driven bank is our ability—and willingness—to connect with our communities to collect both quantitative and qualitative intelligence to help us understand our strengths and weaknesses within each of those markets.

Building on an Opportunity

In April, we began the journey by hitting the road to conduct personal visits with our larger commercial clients, employees and individual customers in each of our communities. These market visits revealed a notable area of growth opportunity for our agriculture and commercial business lines.

We recognized the opportunity for agriculture and business growth and continue to take the necessary steps to make it possible for our agriculture teams to deliver the products and services their customers need. A secondary—albeit equally important—outcome of opening the door for an expanded agriculture business line was a renewed energy among employees. They have embraced our new responsive environment and are encouraged by the acceptance of new ideas for improving and expanding our business. When opportunities are revealed or issues arise, we engage our employees to deliver ideas and solutions.

Relationships Built on Trust and Expertise

Another key initiative toward reinforcing our commitment toward community-driven banking comes into play with our culture of being a trusted financial advisor for our customers, rather than an order taker. Our current approach toward employee development is centered on the financial acumen of our team members and how they can provide professional and trusted financial advice for our customers. Gone are the days of simply knowing the selling points and fine-print details of all our products and services. Ahead, we're looking to build on the expertise and talent in our employees. We want our customers to experience a trusted relationship with our bankers so we are the first people they want to contact when making any financial decision.

continued on page 7

Nonperforming Assets/Total Assets


NPAs/ Total Assets (%)
Peer Average
HF Financial Corp.
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012

Peers include publicly traded banks and thrifts in the Midwest with assets between $1.0 billion and $1.5 billion.

Reinvesting

Now that the fiscal year has closed, we reflect on where we've been, how far we've come and where we're headed. With community-driven banking as our compass, we're charting an exciting course for our employees, our customers and our investors. It is one based on building the strong, mutually beneficial relationships that create and sustain communities.

We forge ahead knowing we can offer our customers the best of both worlds: we have the personal focus of a small, community business that is acutely aware of the needs of our customers, all the while supported by the heritage, stability and strength of a publically traded financial institution.

Invested in Our Communities

At our core, Home Federal is a community bank. Deposits made in our markets stay in those markets. The people working in those banks are involved in making decisions not only for their banks, but also for our organization as a whole. These same people are volunteering in their communities by participating in local organizations, supporting non-profits, coaching youth teams and serving as volunteer firemen. They keep us in tune with our communities so we're able to proactively prepare for challenges and recognize opportunities.

Invested in Resources

The world is now a global, 24/7/365 marketplace. Whether it's for their business or personal finances, our customers want to know they can take care of banking transactions anywhere in the world, on any given day, at any given time. We are committed to maintaining progressive portals for our customers, including mobile and online banking platforms. Because these technologies are always changing and improving, we recognize this as an ongoing and long-term investment in both talent and resources.

We are also going to be more aggressive about the value of our human resources. The expansion of our agricultural and business banking lines has necessitated additional talent needs in certain


8.1%
12.1%
41.6%
15.5%
22.7%

2012 Total Loans and Leases

Commercial Real Estate	41.6%
Agricultural	22.7%
Consumer	15.5%
Commercial	12.1%
Residential	8.1%


$12.4
$147.0
$265.0
$138.1
$121.1
$210.3

Bank-Like Deposit Franchise (in millions)

Noninterest bearing checking	$147.0
Interest bearing checking	$138.1
Money market accounts	$210.3
Savings accounts	$121.1
In-market CD's	$265.0
Out-of-market CD's	$12.4


Stockholders' Equity
(in millions)
100
80
60
40
20
0
$64.2
$68.7
$94.4
$94.4
$96.8
2008
2009
2010
2011
2012

markets, and we are already filling those new positions.

With the increased importance on the financial expertise we expect of our individual employees, we've refined our process for new hires. We also acknowledge the need to provide advanced training and continuing education opportunities for our existing employees, and we are committed to supporting and sustaining the level of talent our customers deserve.

Invested in Customers

As a community-driven bank, we stay in touch with our customers, understand their personal and business goals and create financial solutions to meet their needs. We're not going to jump into any "flavor of the month" products or services; instead our focus is on sound, prudent banking basics in line with our mission. We're going to hire only the best, most talented staff to represent us with our customers. We're going to build better, deeper relationships with our customers. We're going to find out what our customers need and then deliver it to them. We're going to take advantage of the opportunities that come our way and we're going to face challenges head on.

Invested in You

The HF Financial board and leadership team are focused on sustaining and growing a high-performance company, which begins and ends with three key stakeholders: our customers, our employees and our stockholders. HF Financial Corp. has a committed workforce, supported by a committed management team. We are focused more than ever on being diligent stewards of delivering value and shareholder return. This is what sets us apart from larger financial institutions. We provide a steadfast, value opportunity for investors wanting to diversify their portfolios. Our mission is to help make our customers' financial dreams come true. And we execute on that by living up to our philosophy of "Community. Driven. Banking."



Fargo
North Dakota
Minnesota
South Dakota
Aberdeen
Watertown
Bloomington
Marshall
Pierre
Brookings
Colman
Dell Rapids
Mitchell
Hartford
Crooks
Brandon
Sioux Falls
Parker
Freeman
Lennox
Canton
Yankton
Dakota Dunes
Market Center for Rural Communities
City Name - Branch
City Name - Major Regional City
Iowa
Nebraska
Des Moines
Omaha
Home Federal has 28 branch offices in 19 communities

Thank you for your investment and the trust you place in HF Financial Corp.

Sincerely,

Stephen M. Bianchi
President and Chief Executive Officer
HF Financial Corp.

Consolidated Statements of Financial Condition

June 30, 2012, 2011 and 2010

(Dollars in Thousands, Except Share Data)

	2012	2011	2010
Assets			
Cash and cash equivalents	**$50,334**	$55,617	$20,805
Securities available for sale (Note 2)	**373,246**	234,860	264,442
Correspondent bank stock (Note 7)	**7,843**	8,065	10,334
Loans held for sale (Note 3)	**16,207**	11,991	25,287
Loans and leases receivable, net (Note 3)	**673,138**	811,178	862,704
Accrued interest receivable	**5,431**	7,607	8,785
Office properties and equipment, net of accumulated depreciation (Note 5)	**14,760**	14,969	14,973
Foreclosed real estate and other properties	**1,627**	712	946
Cash value of life insurance	**19,276**	15,704	15,144
Servicing rights, net (Note 4)	**11,932**	12,952	12,733
Goodwill, net	**4,366**	4,366	4,366
Other assets (Note 10)	**14,431**	15,492	14,453
Total assets	**$1,192,591**	$1,193,513	$1,254,972
Liabilities & Stockholders' Equity			
Liabilities			
Deposits (Note 6)	**$893,859**	$893,157	$914,264
Advances from Federal Home Loan Bank and other borrowings (Note 7)	**142,394**	147,395	190,719
Subordinated debentures payable to trusts (Note 8)	**27,837**	27,837	27,837
Advances by borrowers for taxes and insurance	**12,708**	11,587	11,460
Accrued expenses and other liabilities (Note 14)	**18,977**	19,091	16,257
Total liabilities	**1,095,775**	1,099,067	1,160,537
Stockholders' Equity (Notes 11, 12 and 13)			
Preferred stock, $.01 par value, 500,000 shares authorized, none outstanding	----	----	----
Series A Junior Participating Preferred Stock, $1.00 stated value, 50,000 shares authorized, none outstanding	----	----	----
Common stock, $.01 par value, 10,000,000 shares authorized, 9,125,751 and 9,057,727 shares issued at June 30, 2012, and June 30, 2011, respectively	**91**	91	90
Additional paid-in capital	**45,673**	45,116	44,496
Retained earnings, substantially restricted	**83,571**	81,554	84,011
Accumulated other comprehensive (loss), net of related deferred tax effect (Note 17)	**(1,622)**	(1,418)	(3,265)
Less cost of treasury stock, 2,083,455 and 2,083,455 shares at June 30, 2012, and June 30, 2011, respectively	**(30,897)**	(30,897)	(30,897)
Total stockholders' equity	**96,816**	94,446	94,435
Total liabilities and stockholders' equity	**$1,192,591**	$1,193,513	$1,254,972

(See notes to Consolidated Financial Statements in our Form 10-K)

Consolidated Statements of Income

Years Ended June 30, 2012, 2011 and 2010
(Dollars in Thousands, Except Share Data)

	2012	2011	2010
Interest, Dividend & Loan Fee Income			
Loans and leases receivable	$42,283	$48,557	$49,658
Investment securities and interest-bearing deposits	4,928	5,854	7,696
	47,211	54,411	57,354
Interest Expense			
Deposits	7,228	9,572	12,303
Advances from Federal Home Loan Bank and other borrowings	6,335	7,505	8,378
	13,563	17,077	20,681
Net interest income	33,648	37,334	36,673
Provision for losses on loans and leases	1,770	8,616	2,950
Net interest income after provision for losses on loans and leases	31,878	28,718	33,723
Noninterest Income			
Fees on deposits	6,015	6,154	5,624
Loan servicing income, net	603	1,576	2,042
Gain on sale of loans	2,664	2,845	1,841
Earnings on cash value of life insurance	683	667	652
Trust income	736	666	820
Commission and insurance income	765	754	563
Gain (loss) on sale of securities, net	1,490	(3,602)	1,853
Loss on disposal of closed-branch fixed assets	(473)	- - - -	- - - -
Total other-than-temporary impairment losses	- - - -	(399)	(2,223)
Portion of loss recognized in other comprehensive income	- - - -	(150)	(460)
Net impairment losses recognized in earnings	- - - -	(549)	(2,683)
Other	412	363	302
	12,895	8,874	11,014
Noninterest Expense			
Compensation and employee benefits	20,478	21,823	20,710
Occupancy and equipment	4,912	4,602	4,479
FDIC insurance	1,048	1,473	1,321
Checks and data processing expense	2,928	2,855	2,750
Professional fees	3,198	2,356	1,798
Marketing and community investment	1,455	1,270	1,716
Foreclosed real estate and other properties, net	146	208	223
Goodwill impairment	- - - -	- - - -	585
Other	2,950	2,557	2,454
	37,115	37,144	36,036
Income before income taxes	7,658	448	8,701
Income tax (benefit) expense (Note 10)	2,493	(231)	2,956
Net income	$5,165	$679	$5,745
Basic earnings per common share (Note 13)	$0.74	$0.10	$1.00
Diluted earnings per common share (Note 13)	0.74	0.10	1.00
Dividend declared per common share	0.45	0.45	0.45

(See notes to Consolidated Financial Statements in our Form 10-K)

Selected Consolidated Financial and Other Data

Years Ended June 30, 2012, 2011 and 2010
(Dollars in Thousands, Except Share Data)

	2012	2011	2010
Selected Operations Data			
Interest, dividend and loan fee income	$47,211	$54,411	$57,354
Interest expense	13,563	17,077	20,681
Net interest income	33,648	37,334	36,673
Provision for losses on loans and leases	1,770	8,616	2,950
Net interest income after provision for losses on loans and leases	31,878	28,718	33,723
Noninterest income	12,895	8,874	11,014
Noninterest expense	(37,115)	(37,144)	(36,036)
Income before income taxes	7,658	448	8,701
Income tax expense (benefit)	2,493	(231)	2,956
Net income	$5,165	$679	$5,745
Average Balances			
Assets	$1,196,098	$1,224,538	$1,191,598
Interest-earning assets	1,109,832	1,141,357	1,113,956
Interest-bearing liabilities	943,789	990,848	980,705
Loans and leases receivable	772,344	867,346	860,882
Deposits	768,914	780,339	743,789
Stockholders' equity	95,409	94,561	84,270
Stockholders' equity to assets	7.98%	7.72%	7.07%
Per Common Share Data			
Basic earnings per common share	$0.74	$0.10	$1.00
Diluted earnings per common share	0.74	0.10	1.00
Dividends declared per common share	0.45	0.45	0.45
Market value:			
High	12.99	11.24	13.00
Low	7.76	9.25	8.05
Close	12.14	10.94	9.75
Shares outstanding, end of period	7,042,296	6,974,272	6,942,337
Significant Ratios			
Interest rate spread (average)	2.81%	3.05%	3.04%
Net interest margin, TE (average) (1)	3.07	3.31	3.34
Return on average assets (2)	0.43	0.06	0.48
Return on average equity (3)	5.41	0.72	6.82
Operating efficiency ratio (4)	77.17	78.34	73.71
Total efficiency ratio (5)	79.74	80.38	75.57
Equity to total assets (end of period)	8.12	7.93	7.54
Dividend payout ratio (6)	60.80	450.00	45.00

(See notes to Consolidated Financial Statements in our Form 10-K)

(1) Net interest income divided by average interest-earning assets, expressed on a fully taxable equivalent basis. See non-GAAP reconciliation.
(2) Ratio of income to average total assets.
(3) Ratio of income to average stockholders' equity.
(4) Total noninterest expense divided by the sum of net interest income plus total noninterest income excluding net interest expense on trust preferred securities and loss on disposal of closed-branch fixed assets. See non-GAAP reconciliation.
(5) Total noninterest expense divided by the sum of net interest income plus noninterest income.
(6) Dividends declared per common share divided by net income per share.

HF Financial Corp.

Board Of Directors



Michael M. Vekich
Chairman of the Board,
Chief Executive Officer
Vekich Associates



Charles T. Day
Chief Operating Officer
Face It Together, Inc.



Robert L. Hanson
Chief Executive Officer
Harold's Photo Experts



David J. Horazdovsky
President and
Chief Executive Officer
The Evangelical Lutheran Good Samaritan Society



John W. Palmer
Co-Founder
PL Capital, LLC



Thomas L. Van Wyhe
District Manager
Trane Company

Corporate Officers



Stephen M. Bianchi
President and
Chief Executive Officer



Brent R. Olthoff
Senior VP/Chief
Financial Officer
and Treasurer



Pamela F. Russo
Corporate Secretary

General Counsel

Briggs and Morgan, PA
2200 IDS Center
80 South 8th Street
Minneapolis, MN 55402-2112

Home Federal Bank

Executive Officers

Stephen M. Bianchi
President and
Chief Executive Officer

Brent R. Olthoff
Senior VP/Chief Financial Officer
and Treasurer

Pamela F. Russo
Corporate Secretary

Senior Officers

Jon M. Gadberry
Senior VP/Wealth Management

Natalie A. Sundvold
Senior VP/Service and Support

Michael Westberg
Senior VP/Chief Credit Officer

Vice Presidents

Steven L. Block
Terry J. Cleberg
Cynthia A. Dawson
Rita M. Edwards
Scott E. Erkonen
Randall D. Fink
Aaron D. Hansen
Bruce E. Hanson
Jeffrey L. Jarratt
Kurt E. Johnson
Paul S. Jordahl
Gerry L. Krech
Thomas P. Kueter
Kristi R. Metzger
Mary F. Murray
Val F. Neuberger
Michael R. Pierce
Keith S. Robbennolt
Thomas T. Rounds
Rick J. Rysavy
Kevin G. Sanchez
Jeffrey E. Scheel
John J. Schramm
Sandra J. Sieg
Randy P. Snyders
Jason L. Stoebner
Becky N. Stritecky
Mark S. Swenson
Kirk L. Waugh
Gary A. Weckwerth
Wendy A. Wills
Randy T. Zdenek

Bank Board Of Directors



Michael M. Vekich
Chairman of the Board,
Chief Executive Officer
Vekich Associates



James W. Abbott
President
University of South Dakota



Curtis J. Bernard
Owner and Founder
Bernard Properties



Mark R. Buche
President
KLAS, LLC



Charles T. Day
Chief Operating Officer
Face It Together, Inc.



Robert L. Hanson
Chief Executive Officer
Harold's Photo Experts



David J. Horazdovsky
President and
Chief Executive Officer
The Evangelical Lutheran Good Samaritan Society



John W. Palmer
Co-Founder
PL Capital, LLC



Thomas L. Van Wyhe
District Manager
Trane Company

Independent Auditors

Eide Bailly, LLP
200 East 10th Street | Suite 500
Sioux Falls, South Dakota 57117

Shareholder Information

Annual Meeting

Please see our proxy statement for details regarding our 2012 Annual Meeting of Shareholders.

Annual Report on Form 10-K

This Annual Report is intended to provide a concise overview of HF Financial Corp. and its business operations in 2012. It does not include, and is not intended as a substitute for, the information set forth in our Annual Report on Form 10-K for the fiscal year ended June 30, 2012 filed with the Securities and Exchange Commission (the "SEC"). A copy of HF Financial Corp.'s Annual Report on Form 10-K as filed with the SEC may be obtained without charge upon written request to Shareholder Relations, Attn: Corporate Secretary, HF Financial Corp., P.O. Box 5000, Sioux Falls, SD 57117-5000. HF Financial Corp. will furnish to any shareholder any exhibit to the Form 10-K upon the advance payment of HF Financial Corp.'s reasonable expenses in furnishing such exhibits. A copy of the Form 10-K and Summary Annual Report is also available via the Internet at the following website: www.homefederal.com, Investor Relations.

Dividends

For fiscal year 2012, HF Financial Corp. paid dividends totaling $0.45 per share. The Board of Directors intends to continue the payment of quarterly cash dividends, dependent on the results of operations and financial condition of HF Financial Corp., tax considerations, industry standards, economic conditions, general business practices and other factors the Board of Directors deems relevant. HF Financial Corp.'s ability to pay dividends is dependent on the dividend payments it receives from its subsidiary, Home Federal Bank, which are subject to federal and state regulations; the terms of the agreements on subordinated debentures payable to trusts, should HF Financial Corp. elect to defer interest payments; and the terms of HF Financial Corp.'s line of credit with United Bankers' Bank.

Forward Looking Statements

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to, those described under Part I, Item 1—"Business," Part I, Item 1A—"Risk Factors," Part II, Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations" and Part II, Item 7A—"Quantitative and Qualitative Disclosures About Market Risk" in our Annual Report on Form 10-K for the year ended June 30, 2012. Forward-looking statements speak only as of the date they are made. Forward-looking statements are based upon management's then-current beliefs and assumptions, but management does not give any assurance that such beliefs and assumptions will prove to be correct. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this Summary Annual Report or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise, except to the extent required by federal securities laws. Based upon changing conditions, should any one or more of the above risks or uncertainties materialize, or should any of our underlying beliefs or assumptions prove incorrect, actual results may vary materially from those described in any forward-looking statement.

Stock Listing

Our common stock is listed on the Nasdaq Global Market under the symbol "HFFC." As of September 11, 2012, 7,056,283 shares of our common stock were issued and outstanding, held of record by approximately 431 stockholders. On September 11, 2012, the last reported sale price of our common stock was $12.39 per share. The table below sets forth the high and low sale prices per share of our common stock on the Nasdaq Global Market and the dividends paid per share of our common stock for the indicated periods.

	High	Low	Dividends
Fiscal 2012			
1st Quarter (Jul-Sep)	$10.94	$7.76	$0.1125
2nd Quarter (Oct-Dec)	$10.85	$8.21	$0.1125
3rd Quarter (Jan-Mar)	$12.25	$10.38	$0.1125
4th Quarter (Apr-Jun)	$12.99	$11.85	$0.1125
Fiscal 2011			
1st Quarter (Jul-Sep)	$10.97	$9.25	$0.1125
2nd Quarter (Oct-Dec)	$11.15	$10.00	$0.1125
3rd Quarter (Jan-Mar)	$11.20	$10.57	$0.1125
4th Quarter (Apr-Jun)	$11.24	$10.55	$0.1125
Fiscal 2010			
1st Quarter (Jul-Sep)	$13.00	$10.60	$0.1125
2nd Quarter (Oct-Dec)	$11.39	$8.05	$0.1125
3rd Quarter (Jan-Mar)	$10.45	$9.25	$0.1125
4th Quarter (Apr-Jun)	$11.73	$9.46	$0.1125

Corporate Headquarters
HF Financial Corp.
225 South Main Avenue
Sioux Falls, SD 57104

Mailing Address
HF Financial Corp.
P.O. Box 5000
Sioux Falls, SD 57117-5000

Registrar and Transfer Agent
Computershare
P.O. Box 358015
Pittsburgh, PA 15252-8015
1-888-213-0965
www.cpushareownerservices.com

Shareholder Relations Department
HF Financial Corp.
225 South Main Avenue
Sioux Falls, SD 57104
1-605-333-7556

The reconciliation of the Net Interest Income (GAAP) to Net Interest Margin, TE (non-GAAP) is as follows:

Years Ended June 30 (Dollars in Thousands)

	2012	2011	2010
Net interest income	$33,648	$37,334	$36,673
Taxable equivalent adjustment	378	500	563
Adjusted net interest income	34,026	37,834	37,236
Average interest-earning assets	1,109,832	1,141,357	1,113,956
Net interest margin, TE	3.07%	3.31%	3.34%

The reconciliation of the Efficiency Ratio (GAAP) to Operating Efficiency Ratio (non-GAAP) is as follows:

Years Ended June 30 (Dollars in Thousands)

	2012	2011	2010
Noninterest expense (line a)	$37,115	$37,144	$36,036
Total revenue (net interest income and other noninterest income)	46,543	46,208	47,687
Net Interest expense on Trust Preferred Debt Securities included in net interest income	1,076	1,207	1,205
Loss on disposal of closed-branch fixed assets	473	----	----
Total revenue, excluding net interest income effect of Trust Preferred Debt Securities and gain on sale of land and branches, net (line b)	$48,092	$47,415	$48,892
Operating efficiency ratio (line a / line b)	77.17%	78.34%	73.71%
Efficiency ratio	79.74%	80.38%	75.57%

Community. Driven. Banking.

The mission of Home Federal Bank is to help make our customers' financial dreams come true. From personal banking, wealth management, home loans, and business and ag banking, the trusted advisors at Home Federal help bring focused and prudent financial solutions to customers.

Community-driven banking: it's something our employees know, feel and deliver every day.

HF FINANCIAL CORP.

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